

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2019

Jeffrey Vigil
Chief Financial Officer
Westwater Resources, Inc.
6950 South Potomac Street, Suite 300
Centennial, Colorado 80112

  Re: Westwater Resources, Inc.
    Registration Statement on Form S-1
    Filed September 11, 2019
    File No. 333-233711

Dear Mr. Vigil:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Michael Killoy at 202-551-7576 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Beverages, Apparel and Mining